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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(A) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
(Amendment No. )*

Princeton Video Image, Inc.

(Name of Issuer)

Common Stock, no par value

("Common Stock")
(Title of Class of Securities)

742476104

(CUSIP Number)

Robert S. Lemle
Executive Vice President, General Counsel and Secretary
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, New York 11714-3581
(516) 803-1005

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 14, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

NOTE:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 742476104	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PVI Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 2,007,909 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 2,007,909 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,909 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 742476104	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSC Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 2,007,909 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 2,007,909 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,909 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

SCHEDULE 13D

CUSIP No. 742476104	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cablevision Systems Corporation (11-2776686)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 2,007,909 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 2,007,909 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,909 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

ITEM 1.	Security and Issuer.

                This statement on Schedule 13D (the “Statement”) relates to the common stock, no par value (the “Common Stock”), of Princeton Video Image, Inc., a New Jersey corporation (the “Issuer”). The principal executive offices of the Issuer are located at 15 Princess Road, Lawrenceville, New Jersey 08648.

ITEM 2.	Identity and Background

                This statement is filed jointly by PVI Holding, LLC (“PVI Holding”), CSC Holdings, Inc. (“CSC Holdings”) and Cablevision Systems Corporation (“Cablevision”, together with PVI Holding and CSC Holdings, the “Reporting Persons”). PVI Holding is a limited liability company organized under the laws of the State of Delaware and is a special purpose vehicle of Cablevision created for holding securities of the Issuer. The address of PVI Holding’s principal business and its principal offices is 1111 Stewart Avenue, Bethpage, New York 11714. CSC Holdings, a Delaware corporation, is the direct beneficial owner of PVI Holding. CSC Holdings’ principal business is entertainment and telecommunications service, and the address of CSC Holdings’ principal business and its principal offices is 1111 Stewart Avenue, Bethpage, New York 11714. Cablevision, a Delaware corporation, is the direct beneficial owner of CSC Holdings and the indirect beneficial owner of PVI Holding. Cablevision’s principal business is entertainment and telecommunications service, and the address of its principal business and its principal office is 1111 Stewart Avenue, Bethpage, New York 11714. Information with respect to the executive officers, directors and controlling persons of each of the Reporting Persons is set forth in Annex A to this Statement (the “Covered Persons”). Unless specified otherwise in Annex A, each of the Covered Persons is, to each of the Reporting Persons’ knowledge, a citizen of the United States.

                None of the Reporting Persons nor, to the knowledge of the Reporting Persons, has any Covered Person been, during the last five years, (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Considerations

                The aggregate purchase price of the shares of Common Stock was paid by drawing down on CSC Holdings' $2.8 billion reducing revolving credit facility.

ITEM 4.	Purpose of Transaction

                Under a Stock and Warrant Purchase Agreement, dated as of February 4, 2001 (the “Purchase Agreement”), between the Issuer, PVI Holding and Cablevision, PVI Holding purchased 2,007,909 shares of Common Stock (the “First Shares”) at a purchase price of $5,019,772.50 on February 14, 2001. The First Shares represented 16.6% of the outstanding shares of Common Stock on February 14, 2001.

                The Purchase Agreement also provides for the subsequent purchase, subject to certain conditions, of an additional 1,992,091 shares of Common Stock (the “Second Shares”) at a purchase price of $4,980,227.50 and warrants to purchase 11,471,908 shares of Common Stock, subject to certain adjustments (“Warrants” and, together with the Second Shares, the “Second Securities”), at any time after the date of the closing (the “Second Closing”) of the purchase of the Second Securities (the “Second Closing Date”), until and including the third anniversary after the Second Closing Date (the “Expiration Date”), at the following prices:

(a)	$8.00 per share from the Second Closing Date until and including the first anniversary of the Second Closing Date;
(b)	$9.00 per share from the first anniversary of the Second Closing Date until and including the second anniversary of the Second Closing Date; and
(c)	$10.00 per share from the second anniversary of the Second Closing Date until and including the Expiration Date.

                PVI Holding may exercise the Warrants in whole or in part. If PVI Holding purchases the Second Shares and exercises the Warrants in full, it will own 45% of the shares of Common Stock on a fully diluted basis.

                Under the Purchase Agreement, as long as PVI Holding, together with its affiliates, continues to hold at least 75% of the First Shares (and, upon the Second Closing Date, the Second Shares), PVI Holding has the right to veto certain major corporate actions of the Issuer. PVI Holding also has the preemptive right to participate in any proposed issuance, grant or sale of shares of Common Stock by the Issuer (subject to certain exceptions) so that, if PVI Holding exercises its preemptive right, after giving effect to such issuance, grant or sale, PVI Holding and its affiliates will beneficially own, in the aggregate, the same proportion of the outstanding shares of Common Stock as it had prior to the Issuer’s issuance, grant or sale.

                Under the Purchase Agreement, so long as Cablevision or its affiliates beneficially own shares of Common Stock that in the aggregate comprise at least 75% of the First Shares (and, upon the Second Closing Date, the Second Shares), Cablevision has the right to designate one director to the board of directors of the Issuer (the “Board”) and each committee thereof. The director appointed by Cablevision will participate in the meetings of the Board and, in the course of such participation, may from time to time participate in matters to develop or suggest plans or proposals which relate to or would result in any of the actions or transactions enumerated in Item 4, clauses (a) - (j), of Schedule 13D. On February 14, 2001, Cablevision nominated Wilt Hildenbrand to serve on the Issuer’s Board. Mr. Hildenbrand was then appointed by the Board as a director.

                In addition, as a condition to the Second Closing, the Purchase Agreement provides for the reincorporation of the Issuer as a corporation organized under the laws of the State of Delaware.

                Under the Purchase Agreement, PVI Holding agreed that until the earlier of the Expiration Date or the date that the Warrants have been fully exercised (but in any case, until the first anniversary of the Second Closing Date), neither it nor Cablevision nor any subsidiary of Cablevision will acquire any additional shares of Common Stock without the approval of the Board (other than shares of Common Stock acquired upon the exercise of any of the Warrants or pursuant to the exercise of PVI Holding’s preemptive rights). Furthermore, PVI Holding agreed, as of the Second Closing Date, that so long as PVI Holding, Cablevision and Cablevision’s subsidiaries hold, in the aggregate, more than 20% of the outstanding Common Stock, PVI Holding, Cablevision and Cablevision’s subsidiaries will not transfer, in the aggregate, more than 5% of the outstanding Common Stock in any three-month period without the approval of the Board, other than pursuant to the exercise of PVI Holding’s registration rights under the Registration Rights Agreement, dated as of February 4, 2001 (the “Registration Rights Agreement”), between PVI Holding and the Issuer, which granted PVI Holding the right to 6 demand registrations of its shares of Common Stock as well as the right to an unlimited number of piggyback registrations. Under the Registration Rights Agreement, PVI Holding and the Issuer also agreed not to dispose of any shares of Common Stock held by PVI Holding or any other securities of the Issuer for a certain period if requested by the managing underwriter of an underwritten offering.

                In addition, Cablevision and the Issuer entered into the L-VIS (TM) System License Agreement, dated as of February 4, 2001, in which the Issuer granted to Cablevision and its Licensed Affiliates (as defined therein) a non-exclusive, non-transferable license to use certain software and equipment. Also, as a condition to the Second Closing, Cablevision and the Issuer intend to enter into a Joint Collaboration and License Agreement on the terms set forth in the Purchase Agreement.

                Under a Shareholders Agreement, dated as of February 4, 2001, between PVI Holding, the Issuer and certain shareholders of the Issuer (the “Shareholders Agreement”), (a) Brown F. Williams, Chairman of the Board (“Williams”), agreed not to transfer his shares of Common Stock to any Person, except for certain permitted transfers, without the prior written consent of PVI Holding and (b) Presencia en Medios, SA de CV, a Mexican corporation (“Presencia”), agreed, prior to effecting any such transfer of shares of Common Stock, to discuss the possibility of effecting any transfer of its shares of Common Stock with PVI Holding. Both Williams and Presencia agreed to vote their shares of Common Stock at the proposed shareholders meeting in favor of the issuance of the Second Securities and the re-incorporation of the Issuer in the State of Delaware and not to transfer their shares of Common Stock until the completion of the proposed shareholders meeting. Both Williams and Presencia also agreed to vote their shares of Common Stock, for as long as PVI Holding, together with its affiliates, continues to hold at least 75% of the First Shares (and upon the Second Closing Date, the Second Shares) in favor of approval of PVI Holding’s designee for election to the Board.

                PVI Holding purchased the First Shares as its initial investment in the Issuer and with the Second Securities could own 45% of the Issuer’s Common Stock on a fully diluted basis. Except as contemplated by the Purchase Agreement, the Shareholders Agreement or as otherwise disclosed in this Statement, none of the Reporting Persons have made any decision concerning its course of action with respect to the Issuer.

                The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. As part of this ongoing review, the Reporting Persons have engaged, and may in the future engage, advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer. The Reporting Persons have also engaged in exploratory discussions with certain executives and shareholders of the Issuer and its financial advisors regarding potential transactions between the Issuer and the Reporting Persons.

                In that connection, and depending upon, among other things, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and Cablevision’s other investments, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible strategies for enhancing the value of their investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things:

  continued ownership of shares of Common Stock;
  acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise;
  effecting a structured financing or monetization using shares of Common Stock and/or other classes of securities beneficially owned by the Reporting Persons;
  disposing of some or all of the securities of the Issuer beneficially owned by any of the Reporting Persons;
  seeking strategic or other partners to share their interest in the Issuer;
  proposing or seeking to take control of the Issuer or otherwise to effect an extraordinary corporate transaction such as an acquisition, merger, recapitalization, reorganization or liquidation involving the Issuer or any of its subsidiaries or a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or
  proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

                In reaching any conclusion as to any future course of action, the Reporting Persons will take into consideration various factors, including without limitation the Issuer’s business and financial condition and prospects, other developments concerning the Issuer and the Reporting Persons, the effect of legal and regulatory requirements applicable to the Issuer and the Reporting Persons, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, developments in the entertainment and telecommunications industries generally, general economic conditions and stock market conditions.

                The review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead the Reporting Persons to consider other alternatives. However, there can be no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in their sole discretion, to take any of the actions set forth above.

ITEM 5.	Interest in Securities of the Company

                (a) and (b). Each of the Reporting Persons beneficially owns the number and percentage of outstanding shares of Common Stock listed in each of its responses to Items 11 and 13, respectively, of the cover page filed herewith. In addition, the number of shares of Common Stock which may be deemed beneficially owned by each of the Reporting Persons with respect to which it (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page relating to each of the Reporting Persons filed herewith.

                (c). Other than as described under Items 3 and 4, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Covered Persons, has engaged in any transactions in shares of Common Stock during the past 60 days.

                (d). To the knowledge of the Reporting Persons, no other person is known to have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the First Shares.

                (e). Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                The information set forth in Item 4 and Item 5 of this Schedule 13D is hereby incorporated by reference herein.

                Except as set forth in this Statement, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Covered Persons, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies.

                Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is a member of a “group” for purposes of Rule 13d-5 with any of the above-mentioned persons, or that such “group” exists, and each of the Reporting Persons expressly disclaims the existence, or membership in, any such “group” and beneficial ownership of stock of the Issuer held by any of the above-mentioned persons.

ITEM 7.	Material to be Filed as Exhibits

99.1	Stock and Warrant Purchase Agreement, dated as of February 4, 2001, between the Issuer, PVI Holding and Cablevision, incorporated by reference to exhibit 10.3 of the Issuer’s Amendment to its Quarterly Report for the quarterly period ended December 31, 2000, dated February 16, 2001.

99.2	Shareholders Agreement, dated as of February 4, 2001, between the Issuer, PVI Holding, Williams and Presencia, incorporated by reference to Exhibit E to exhibit 10.3 of the Issuer’s Amendment to its Quarterly Report for the quarterly period ended December 31, 2000, dated February 16, 2001.

99.3	Registration Rights Agreement, dated as of February 4, 2001, between the Issuer and PVI Holding, incorporated by reference to Exhibit D to exhibit 10.3 of the Issuer’s Amendment to its Quarterly Report for the quarterly period ended December 31, 2000, dated February 16, 2001.

99.4	L-VIS (TM) System License Agreement, dated February 4, 2001, between the Issuer and Cablevision, incorporated by reference to exhibit 10.4 of the Issuer’s Amendment to its Quarterly Report for the quarterly period ended December 31, 2000, dated February 16, 2001.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2001

PVI HOLDING, LLC
By:	/s/ Andrew Rosengard

	Name: Title:	Andrew Rosengard Executive Vice President, Finance, Controller and Secretary

CSC HOLDINGS, INC.
By:	/s/ Andrew Rosengard

	Name: Title:	Andrew Rosengard Executive Vice President, Finance and Controller

CABLEVISION SYSTEMS CORPORATION
By:	/s/ Andrew Rosengard

	Name: Title:	Andrew Rosengard Executive Vice President, Finance and Controller

ANNEX A

                The name and present principal occupation and business address of each executive officer of PVI Holding are set forth below.

----------------------------------------------------------------------------------------------------------
Name                   Position with PVI Holding                 Principal Occupation and Business
                                                                 Address
----------------------------------------------------------------------------------------------------------
William J. Bell        Vice Chairman                             Vice Chairman
                                                                 Cablevision Systems Corporation
                                                                 111 Stewart Avenue
                                                                 Bethpage, New York 11714
----------------------------------------------------------------------------------------------------------
Robert S. Lemle        Executive Vice President and General      Executive Vice President,
                       Counsel                                   General Counsel and Secretary
                                                                 Cablevision Systems Corporation
                                                                 111 Stewart Avenue
                                                                 Bethpage, New York 11714
----------------------------------------------------------------------------------------------------------
Andrew Rosengard       Executive Vice President, Finance,        Executive Vice President,
                       Controller and Secretary                  Finance and Controller
                                                                 Cablevision Systems Corporation
                                                                 111 Stewart Avenue
                                                                 Bethpage, New York 11714
----------------------------------------------------------------------------------------------------------

                The name and present principal occupation and business address of each director and executive officer of CSC Holdings are set forth below.

----------------------------------------------------------------------------------
Name                  Position with CSC Holdings   Principal Occupation and
                                                   Business Address
----------------------------------------------------------------------------------
Charles F. Dolan      Director                     Chairman
                      Chairman                     Cablevision Systems Corporation
                                                   1111 Stewart Avenue
                                                   Bethpage, New York 11714
----------------------------------------------------------------------------------
James L. Dolan        Director                     Chief Executive Officer
                      Chief Executive Officer      and President
                      and President                Cablevision Systems Corporation
                                                   1111 Stewart Avenue
                                                   Bethpage, New York 11714
----------------------------------------------------------------------------------
William J. Bell       Director                     Vice Chairman
                      Vice Chairman                Cablevision Systems Corporation
                                                   1111 Stewart Avenue
                                                   Bethpage, New York 11714
----------------------------------------------------------------------------------
Robert S. Lemle       Director                     Executive Vice President,
                      Executive Vice President,    General Counsel and Secretary
                      General Counsel and          Cablevision Systems Corporation
                      Secretary                    1111 Stewart Avenue
                                                   Bethpage, New York 11714
----------------------------------------------------------------------------------
Patrick F. Dolan      Director                     Vice President of News
                                                   Cablevision Systems Corporation
                                                   1111 Stewart Avenue
                                                   Bethpage, New York 11714
----------------------------------------------------------------------------------
Charles D. Ferris     Director                     Attorney
                                                   Mintz, Levin, Cohn, Ferris
                                                   Glovsky & Popeo, P.C.
                                                   701 Pennsylvania Ave., NW
                                                   Washington, DC  20004
----------------------------------------------------------------------------------
Richard H. Hochman    Director                     Managing Partner
                                                   Regent Capital Partners, L.P.
                                                   505 Park Avenue, 17th Floor
                                                   New York, NY  10022
----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
Name                   Position with CSC Holdings     Principal Occupation and
                                                      Business Address
-------------------------------------------------------------------------------------
Victor Oristano        Director                       Chairman
                                                      Alda Limited Partners
                                                      1764 Litchfield Turnpike
                                                      Woodbridge, CT  06525
-------------------------------------------------------------------------------------
John Tatta             Director                       Consultant
                                                      Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-------------------------------------------------------------------------------------
Vincent Tese           Director                       Director
                                                      Bear, Stearns & Co., Inc.
                                                      245 Park Avenue
                                                      New York, NY  10167
-------------------------------------------------------------------------------------
Andrew B. Rosengard    Executive Vice President,      Executive Vice President,
                       Finance and Controller         Finance and Controller
                                                      Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-------------------------------------------------------------------------------------
Margaret Albergo       Executive Vice President,      Executive Vice President,
                       Planning and Operations        Planning and Operations
                                                      Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-------------------------------------------------------------------------------------
Thomas C. Dolan        Director                       Senior Vice President
                       Senior Vice President and      and Chief Information Officer
                       Chief Information Officer      Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-------------------------------------------------------------------------------------
Sheila A. Mahony       Director                       Executive Vice President,
                       Executive Vice President,      Communications, Government and
                       Communications, Government     Public Affairs
                       and Public Affairs             Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Name                   Position with CSC Holdings     Principal Occupation and
                                                      Business Address
-----------------------------------------------------------------------------------------------
Daniel E. Somers       Director                       President and Chief Executive
                                                      Officer
                                                      AT&T Broadband
                                                      188 Inverness Dr., W.
                                                      Englewood, CO 80112
-----------------------------------------------------------------------------------------------
Michael P. Huseby      Director                       Executive Vice President and
                                                      Chief Financial Officer
                                                      AT&T Broadband
                                                      188 Inverness Dr., W.
                                                      Englewood, CO 80112
-----------------------------------------------------------------------------------------------

                The name and present principal occupation and business address of each director and executive officer of Cablevision are set forth below.

-----------------------------------------------------------------------------------------------
Name                   Position with Cablevision      Principal Occupation and
                                                      Business Address
-----------------------------------------------------------------------------------------------
Charles F. Dolan       Director                       Chairman
                       Chairman                       Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-----------------------------------------------------------------------------------------------
James L. Dolan         Director                       Chief Executive Officer
                       Chief Executive Officer and    and President
                       President                      Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-----------------------------------------------------------------------------------------------
William J. Bell        Director                       Vice Chairman
                       Vice Chairman                  Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-----------------------------------------------------------------------------------------------
Robert S. Lemle        Director                       Executive Vice President,
                       Executive Vice President,      General Counsel and Secretary
                       General Counsel and Secretary  Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Name                   Position with Cablevision      Principal Occupation and
                                                      Business Address
-----------------------------------------------------------------------------------------------
Patrick F. Dolan       Director                       Vice President of News
                                                      Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-----------------------------------------------------------------------------------------------
Charles D. Ferris      Director                       Attorney
                                                      Mintz, Levin, Cohn, Ferris
                                                      Glovsky & Popeo, P.C.
                                                      701 Pennsylvania Ave., NW
                                                      Washington, DC  20004
-----------------------------------------------------------------------------------------------
Richard H. Hochman     Director                       Managing Partner
                                                      Regent Capital Partners, L.P.
                                                      505 Park Avenue, 17th Floor
                                                      New York, NY  10022
-----------------------------------------------------------------------------------------------
Victor Oristano        Director                       Chairman
                                                      Alda Limited Partners
                                                      1764 Litchfield Turnpike
                                                      Woodbridge, CT  06525
-----------------------------------------------------------------------------------------------
John Tatta             Director                       Consultant
                                                      Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-----------------------------------------------------------------------------------------------
Vincent Tese           Director                       Director
                                                      Bear, Stearns & Co., Inc.
                                                      245 Park Avenue
                                                      New York, NY  10167
-----------------------------------------------------------------------------------------------
Andrew B. Rosengard    Executive Vice President,      Executive Vice President,
                       Finance and Controller         Finance and Controller
                                                      Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-----------------------------------------------------------------------------------------------
Margaret Albergo       Executive Vice President,      Executive Vice President,
                       Planning and Operations        Planning and Operations
                                                      Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Name                   Position with Cablevision      Principal Occupation and
                                                      Business Address
-----------------------------------------------------------------------------------------------
Thomas C. Dolan        Director                       Senior Vice President
                       Senior Vice President and      and Chief Information Officer
                       Chief Information Officer      Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-----------------------------------------------------------------------------------------------
Sheila A. Mahony       Director                       Executive Vice President,
                       Executive Vice President,      Communications, Government and Public
                       Communications, Government     Affairs
                       and Public Affairs             Cablevision Systems Corporation
                                                      1111 Stewart Avenue
                                                      Bethpage, New York 11714
-----------------------------------------------------------------------------------------------
Daniel E. Somers       Director                       President and Chief Executive
                                                      Officer
                                                      AT&T Broadband
                                                      188 Inverness Dr., W.
                                                      Englewood, CO 80112
-----------------------------------------------------------------------------------------------
Michael P. Huseby      Director                       Executive Vice President and
                                                      Chief Financial Officer
                                                      AT&T Broadband
                                                      188 Inverness Dr., W.
                                                      Englewood, CO 80112
-----------------------------------------------------------------------------------------------